EXHIBIT 99.2

Third Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Three and Nine Months ended September 30, 2015

CANARC RESOURCE CORP.

(the "Company")

Third Quarter Report

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0 Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of Canarc Resource Corp. (the "Company") should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2015, audited consolidated statement of financial position as at December 31, 2014 and 2013 and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Accounting Standards 34 Interim Financial Reporting ("IAS 34") based upon the principles of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of November 10, 2015 unless otherwise indicated.

1.1 Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company's interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company's control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company's mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company's financial position and results of operations.

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

1.2 Overall Performance

The Company currently owns a direct interest in the precious metal property, known as the New Polaris property (British Columbia) and the Windfall Hills properties (British Columbia).

Share Purchase Agreement with Marlin Gold Mining Ltd.

In July 2015, the Company and Marlin Gold Mining Ltd. ("Marlin") entered into a letter of intent which resulted in a Share Purchase Agreement on October 8, 2015, whereby the Company will acquire 100% of the shares of Marlin's wholly owned subsidiary, Oro Silver Resources Ltd. ("Oro Silver"), which owns 100% of the El Compas gold-silver project located in Zacatecas, Mexico, in exchange for 19 million common shares of the Company, which closed on October 30, 2015. The terms of the agreement include the following:

-	On each of the first three anniversaries of the date of the agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by the Company to Marlin or to any of its subsidiaries;

-

Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-

Marlin invested CAD$100,000 in the Company's private placement for 1.67 million units at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018; and

-	Marlin nominated one person, namely, Mr. Akiba Leisman, to the Company's Board of Directors.

The closing of the Share Purchase Agreement resulted in Marlin becoming an Insider of the Company by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

In October 2015, the Company commissioned Mining Plus Engineering to complete a NI 43-101 resource report and preliminary economic assessment of the El Compas project to determine the project's potential viability. Also the Company was granted the right by the Zacatecas government to enter into an exclusive agreement to lease its fully permitted 500 tonne per day processing plant.

New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, ("PanTerra"). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra was to spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra could earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 m drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra could earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 m of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra could increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

Canarc Resource Corp.	Page 2

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

The Albion process is a technology for recovering gold from refractory sulfide ores owned by Glencore Plc and used commercially under license by PanTerra.

The Company received the initial CAD$250,000 in February 2015 with another CAD$250,000 received in May 2015.

In April 2015, 59 kg of gold concentrate were produced by an independent metallurgical lab from 500 kg of New Polaris project's prior drill core, which has been shipped to Glencore's test lab in Australia, for metallurgical testing of the Albion process. In July 2015, the Albion testing had entered into the second and final phase aimed at further optimizing test conditions for improving gold recoveries. The Company had initiated collection of environmental baseline data required for environmental permitting, and had also submitted notice of work for an in-fill drilling program.

In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company's New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. The Company does not agree with their position.

The Company and PanTerra continue to be in communication regarding this matter, and an extension or a resolution have not yet been negotiated.

The Company continues with its efforts to advance the New Polaris project.

In 2007, the Company retained Moose Mountain Technical Services ("Moose Mountain") and Giroux Consultants Limited to update resource estimates for the New Polaris gold project. Their technical report entitled "Resource Potential, New Polaris Project" (the "New Polaris Resource Report") was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company's knowledge. The New Polaris Resource Report is available at www.sedar.com.

Based upon the New Polaris Resource Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

Canarc Resource Corp.	Page 3

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

__________

* ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company's geologists. The total New Polaris database consisted of 1,056 diamond drill holes with a total of 31,514 sample intervals. For this study, the classification for each resource block was a function of the semivariogram range. In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred. A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database. On this basis, a total of 10 gold assays were capped at 63 g/t.

Canarc Resource Corp.	Page 4

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

In April 2011, the Company completed an updated NI 43-101 preliminary economic assessment report by Moose Mountain for the New Polaris gold project (the "New Polaris Preliminary Economic Report"). The New Polaris Preliminary Economic Report is available at www.sedar.com.

The preliminary economic assessment is based upon building and operating a 600 tonne per day gold mine, averaging 72,000 ounces gold per year. The parameters in the base case economic model includes a gold price of US$1,200 per oz, CAD$/US$ foreign exchange rate of 1.00, cash costs of US$481 per oz, and a cut-off grade 7 grams per tonne. The New Polaris Preliminary Economic Report for the New Polaris project results in an after-tax net present value of CAD$129.8 million using a discount rate of 5%, an after-tax internal rate of return of 31.4%, and a pay-back period of 2.5 years. Given its conceptual nature, there is no certainty that the preliminary economic assessment will be realized.

The base case mine model in the New Polaris Preliminary Economic Report is summarized below (stated in Canadian dollars):

Scheduled Resources	1,056,000 tonnes measured and indicated grading 11.7 gpt Au (after dilution) and 1,132,000 tonnes inferred grading 10.8 gpt Au (after dilution) and a 7 gpt cutoff
Production Rate	600 tonnes per day
Grade	11.3 grams per tonne (diluted 13%)
Recoveries	91% gold into concentrate
Average Output	72,000 oz gold per year
Mine life	10 years

The base case financial parameters are (in Canadian dollars):

Gold Price	US$ 1200 per oz
Exchange Rate	US$ 1.00 = CA$ 1.00
Capital Cost	$101.1 million
Cash Cost	US$ 481 per oz (excluding offsites)

	Pre-Tax	After-Tax
Cash Flow (LoM)	$280.8 million	$188.1 million
Net Present Value (NPV)
NPV (5%)	$197.2 million	$129.8 million
NPV (8%)	$160.0 million	$103.7 million
NPV (10%)	$139.3 million	$ 89.0 million

	Pre-Tax	After Tax
Internal Rate of Return	38.1%	31.4%
Payback Period	2.41 years	2.51 years

The net present values are life of mine net cash flows shown at various discount rates. The internal rates of return assume 100% equity financing. Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales. The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

Canarc Resource Corp.	Page 5

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER TAX CASH FLOW SENSITIVITY ANALYSIS
	Cash Flow	NPV @ 5%	NPV @ 8%
Description of Sensitivity	CAD$ (000)s	CAD$ (000)s	CAD$ (000)s

Gold US$1,000/oz -17%	$104,287	$63,920	$45,788
Gold US$1,100/oz -8%	$146,197	$96,981	$74,907
Base Case US$1,200/oz	$188,107	$129,819	$103,707
Gold US$1,300/oz +8%	$230,017	$162,657	$132,507
Gold US$1,400/oz +17%	$271,927	$195,347	$161,090

Grade -10%	$137,815	$90,403	$69,132
Grade -5%	$162,961	$110,116	$86,427
Base Case Grade 11.25 gpt	$188,107	$129,819	$103,707
Grade +5%	$213,253	$149,522	$120,987
Grade +10%	$238,399	$169,225	$138,267

Capital Cost -10%	$193,775	$135,816	$109,850
Capital Cost -5%	$190,941	$132,817	$106,778
Base Case $101M Capital	$188,107	$129,819	$103,707
Capital Cost +5%	$185,273	$126,821	$100,635
Capital Cost +10%	$182,440	$123,822	$97,564

Operating Cost -10%	$208,383	$145,818	$117,799
Operating Cost -5%	$198,245	$137,819	$110,753
Base Case	$188,107	$129,819	$103,707
Operating Cost +5%	$177,969	$121,819	$96,661
Operating Cost +10%	$167,831	$113,820	$89,614

Exchange rate $0.90 -10%	$238,750	$169,523	$138,540
Exchange rate $0.95 -5%	$212,104	$148,633	$120,213
Base Case $1.00	$188,107	$129,819	$103,707
Exchange rate $1.05 +5%	$166,384	$112,788	$88,765
Exchange rate $1.10 +10%	$146,625	$97,297	$75,174

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold project cannot yet be considered to have proven economic viability. However, the mine plan only takes into account approximately 80 % of the total estimated resources at a 7 gpt cut-off grade.

The Qualified Person ("QP") pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Canarc Resource Corp.	Page 6

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

Windfall Hills property (British Columbia, Canada)

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, the Company entered into a property option agreement with Atna Resources Ltd. ("Atna") whereby the Company can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In April 2013, the Company entered into a property purchase agreement with Atna whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2011, the Company entered into a property option agreement with a vendor whereby the Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

The Company completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry.

In June 2014, the Company received government permit for the drilling program which was mobilized in July 2014 and was financed by a flow-through financing of CAD$400,000 which closed in July 2014. Funds of CAD$385,500 were expended for flow through purposes as at September 30, 2015. In 2014, the Company completed 3 holes and 1,149 metres of drilling that intersected an alteration zone anomalous in gold-silver. The Company is evaluating the possibility of additional geochemical and geophysical surveys in order to better target the mineralized zone, subject to financing.

Share Exchange Agreement with Santa Fe Gold Corporation

On July 15, 2014, the Company and Santa Fe Gold Corporation ("Santa Fe") entered into a Share Exchange Agreement (the "Agreement") pursuant to which Santa Fe was to issue 66,000,000 shares of its common stock to the Company, and the Company was to issue 33,000,000 of its common shares to Santa Fe (the "Share Exchange"). On October 15, 2014, the conditions precedent set forth in the Share Exchange Agreement were not satisfied and the agreement terminated on that date.

Pursuant to the Agreement, in July 2014, the Company advanced a promissory note loan of $200,000 to Santa Fe, which initially bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest shall bear an interest rate of 14%. In September 2014, further funds of $20,000 were advanced to Santa Fe. The promissory note receivable from Santa Fe along with accrued interest was determined to be impaired as collectability was doubtful, and was written off at December 31, 2014. In 2015, demand notices for repayment have been submitted by the Company to Santa Fe, as the Company maintains its legal rights relative to the promissory note loan. In August 2015, Santa Fe filed voluntary petitions under Chapter 11 of the Bankruptcy Code in U.S. Bankruptcy Court for the District of Delaware, USA.

Letter of Intent with Pan American Goldfields Ltd.

In February 2014, the Company signed a Letter of Intent (the "LOI") with Pan American Goldfields Ltd. ("Pan American") with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American (the "Transaction"). Funds of $40,000 were advanced to Pan American in April 2014 which bore an interest rate of 1% per month and was written off in September 2014 as collectability was doubtful. The LOI was however terminated in May 2014 as a result of the Company's due diligence.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

Other Matters

In May 2015, certain directors and officers of the Company cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates from September 2015 to June 2017.

At the Company's annual general meeting in June 2015, Messrs. Bradford Cooke, Martin Burian and Leonard Harris were re-elected to the Board of Directors for the ensuing year; Mr. Deepak Malhotra was elected to the Board of Directors and replaced Mr. Bruce Bried who did not stand for re-election. Disinterested shareholders passed two resolutions relating to shares for debt settlements to certain insiders of the Company in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares and debts of up to CAD$127,400 owed to senior officers would be settled by the issuance of up to 2.55 million shares.

On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders' fees. The finders' fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018.

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of salaries owed to certain officers and fees owed to directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $55,000.

The Company extended the expiry period of a total of 18.6 million warrants by a period of 18 months which were issued pursuant to two private placements which closed in 2014. Expiry dates for 951,250 warrants which were issued to insiders in those private placements were not extended. Material terms of the extended warrants are as follows:

Number of Warrants	Exercise Price	Original Grant Date	Original Expiry Date	New Expiry Date
8,450,000	$0.10	January 31, 2014	January 31, 2016	July 31, 2017
5,915,773	$0.15	March 18, 2014	March 18, 2017	September 18, 2018
4,214,475	$0.15	April 3, 2014	April 3, 2017	October 3, 2018
18,580,248	Total

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

	Years ended December 31,
(in $000s except per share amounts)	2014	2013	2012

Total revenues	$-	$-	$-

Loss before discontinued operations and extraordinary items:
(i) Total	$(1,831)	$(1,377)	$(1,206)
(ii) Basic per share	$(0.01)	$(0.01)	$(0.01)
(iii) Fully diluted per share	$(0.01)	$(0.01)	$(0.01)

Net loss:
(i) Total	$(1,831)	$(1,377)	$(1,206)
(ii) Basic per share	$(0.01)	$(0.01)	$(0.01)
(iii) Fully diluted per share	$(0.01)	$(0.01)	$(0.01)

Total assets	$12,564	$12,488	$13,983
Total long-term liabilities	$-	$-	$-
Dividends per share	$-	$-	$-

1.4 Results of Operations

Third Quarter of Fiscal 2015 – Nine months ended September 30, 2015 compared with September 30, 2014

The Company incurred a net loss of $489,000 for the nine months ended September 30, 2015 which is lower than the net loss of $1.3 million for the same period in fiscal 2014, with commensurately lower operating expenses in the current period. Net losses were impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses continue to be incurred for ongoing activities of the Company in seeking an appropriate joint venture partner to advance the New Polaris property and in pursuing mining projects of merit.

Corporate development expenses were substantially lower in the current period than in the prior comparable period in fiscal 2014. In the first and second quarters of fiscal 2015, efforts were focused on the viability of the Albion process for the Company's New Polaris project. Then in the third quarter of fiscal 2015, the Company focused its due diligence on the El Compas project in Mexico which culminated in the Share Purchase Agreement with Marlin in October 2015. Corporate development expenses were higher in the comparable period in fiscal 2014, and were focused on the La Cieneguita mine properties in Mexico and the Santa Fe mine/mill project in New Mexico; the latter project has a mine and mill which necessitated more technical due diligence resulting in higher expenses in the third quarter of fiscal 2014.

Remuneration for employees was significantly lower in the current period relative to the prior comparable period in 2014. Employee remuneration directly related to mineral exploration projects was allocated to those specific projects rather than to operations, in which the Company had active exploration programs for its New Polaris project in the current period in terms of assessing the Albion process, arranging concentrates from prior drill core samples and initiating environmental baseline data collection for environmental permitting, and such expenses were also allocated to property investigation and project generation efforts as warranted. In the first quarter of 2014, severance settlements for two senior officers contributed to higher employee remuneration along with no active exploration programs to the Company's projects at that time.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

General and administrative expenses were lower for the nine months ended September 30, 2015 than for the same period in fiscal 2014. The principle factor was legal services rendered in 2014 to the Company in relation to the letter of intent for the La Cieneguita mine project, TSX delisting review, appointment of a new officer, severance settlements with two officers, and corporate finance issues relating to its working capital. In 2015, legal services were for assistance to the Company's continuous disclosure obligations. Office and sundry and rent reflect the ongoing expenditures for ancillary office support facilities which are lower as the Company reduced its personnel. Regulatory fees were lower in the current period as the Company was less active in its corporate finance activities and expiry of the shareholders rights plan in April 2015. The Company continues with its efforts to reduce discretionary expenses due to limited cash resources and ongoing weaknesses and volatility in the commodities and capital markets.

Shareholder relations activities were heightened in early 2014 for shareholder communications and marketing services principally in Europe to attract a greater breadth of investor base, to promote new interest in the Company's mineral properties, and to create greater awareness of its letter of intent with Pan American for the La Cieneguita mine project at that time. Such activities provided the catalyst for the Company to close equity financings of CAD$3.26 million with a geographically diverse group of overseas shareholders in 2014. Shareholder activities continued from commitments from the first half of 2014 with no new shareholder initiatives being implemented until the third quarter of fiscal 2015 to create greater awareness of the Company's New Polaris project as it continues to seek a joint venture partner and its progress in acquiring the El Compas project.

Share-based payments were lower in the current period than in the prior comparable period. At the beginning of fiscal 2015, the Company had 4.9 million stock options which were subject to vesting provisions as opposed to 2.5 million unvested stock options at the beginning of fiscal 2014 which resulted in a comparatively higher expense in the first two quarters of 2015. The forfeitures of stock options in January 2014 and April 2014 due to the retirement of two senior officers reduced share-based payments. In July 2014, the Company granted 4,050,000 stock options with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which were subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter, which contributed to the higher expense in the third quarter of fiscal 2014. Also the 1,460,000 stock options which were granted in June 2012 with an exercise price of CAD$0.145 and an expiry date of June 18, 2017 will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at September 30, 2015. No probable likelihood of a material transaction was attributed to these June 2012 stock option grants, and therefore no share-based payments have been recognized.

Interest income is realized from the Company's premium investment savings account which is cashable at any time.

Interest expense in 2014 was attributable to the demand loans. The Company repaid all principal and interest in full settlement of outstanding demand loans in January 2014. The Company has no outstanding demand loans in 2015.

Foreign exchange gain or loss reflects the transactional impact in the foreign exchange fluctuations of the US$ relative to the CAD$, and not attributable to translation effects, as the Company's functional currency is the CAD$ and its reporting or presentation currency is the US$.

In September 2015, the shares for debt settlements with certain directors included forgiveness of directors fees owed, resulting in a gain on debt settlement of $55,000.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

As at September 30, 2015, the Company has mineral property interests which are comprised of the following:

	British Columbia (Canada)		Mexico
($000s)	New Polaris	Windfall Hills	El Compas	Total

Acquisition Costs:

Balance, December 31, 2013	$3,892	$408	$-	$4,300
Additions	-	27	-	27
Foreign currency translation adjustment	(16)	(34)	-	(50)
Balance, December 31, 2014	3,876	401	-	4,277
Additions	-	4	-	4
Foreign currency translation adjustment	(23)	(53)	-	(76)
Balance, September 30, 2015	$3,853	$352	$-	$4,205

Deferred Exploration Expenditures:

Balance, December 31, 2013	$7,938	$92	$-	$8,030
Additions, net of recoveries	23	352	-	375
Foreign currency translation adjustment	(871)	(7)	-	(878)
Balance, December 31, 2014	7,090	437	-	7,527
Additions, net of recoveries	21	2	40	63
Foreign currency translation adjustment	(1,256)	(57)	-	(1,313)
Balance, September 30, 2015	$5,855	$382	$40	$6,277

Mineral property interests:
Balance, December 31, 2014	$10,966	$838	$-	$11,804
Balance, September 30, 2015	9,708	734	40	10,482

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

1.5 Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, September 30, 2015. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

	2015			2014				2013
(in $000s except per share amounts)	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Loss before
discontinued operations and extraordinary items:
(i) Total	$(124)	$(157)	$(208)	$(569)	$(412)	$(379)	$(471)	$(765)
(ii) Basic per share	$-	$-	$-	$-	$-	$-	$-	$(0.01)
(iii) Fully diluted per share	$-	$-	$-	$-	$-	$-	$-	$(0.01)

Net loss:
(i) Total	$(124)	$(157)	$(208)	$(569)	$(412)	$(379)	$(471)	$(765)
(ii) Basic per share	$-	$-	$-	$-	$-	$-	$-	$(0.01)
(iii) Fully diluted per share	$-	$-	$-	$-	$-	$-	$-	$(0.01)

Total assets	$11,282	$11,545	$11,478	$12,564	$13,471	$14,072	$13,529	$12,488
Total long-term liabilities	$-	$-	$-	$-	$-	$-	$-	$-
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

The write-off of the Tay LP project in November 2013 contributed to the proportionately higher net loss in the fourth quarter of fiscal 2013. The write-off was partially offset by the derecognition of certain payables and the derecognition of the provision for flow-through obligations in the fourth quarter of fiscal 2013.

1.6 Liquidity

The Company is in the development stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

The following table contains selected financial information of the Company's liquidity:

	September 30,	December 31,
($000s)	2015	2014

Cash	$682	$675
Working capital (deficiency)	(83)	(156)

Ongoing operating expenses continue to reduce the Company's cash resources and working capital, as the Company has no sources of operating revenues.

On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Item 1.15.2 provides further details.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million. Item 1.15.2 provides further details.

On July 9, 2014, the Company closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Item 1.15.2 provides further details.

In February 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra in which PanTerra can earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment. The Company received CAD$250,000 in February 2015 to proceed with metallurgical test work, technical and economic review, and environmental baseline data collection, and further funds of CAD$250,000 were received in May 2015. In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company's New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. As at September 30, 2015, funds of $72,000 remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra.

At the Company's annual general meeting completed in June 2015, disinterested shareholders passed two resolutions relating to shares for debt settlements to certain insiders of the Company in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares and debts of up to CAD$127,400 owed to senior officers would be settled by the issuance of up to 2.55 million shares.

On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000. Items 1.2 and 1.15.2 provide further details.

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors. Item 1.15.2 provides further details.

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at September 30, 2015. The Company will continue to rely upon equity financing as its principal source of financing its projects.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

1.7 Capital Resources

At September 30, 2015, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Number of
Shares

New Polaris:
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra. PanTerra had a 30-month option to earn up to a 51% interest in the New Polaris project. In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two. Item 1.2 provides further details.

In October 2015, the Company entered into a Share Purchase Agreement with Marlin to acquire a 100% interest in Oro Silver in exchange for 19 million common shares of the Company. Item 1.2 provides further details.

The Company will continue to rely upon equity financing as its principal source of financing its projects and for working capital.

1.8 Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the "Plan"), that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Company makes an offer that represented fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Company held. Each Right entitled the registered holder thereof, except for certain "Acquiring Persons" (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

1.9 Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the nine months ended September 30, 2015 and 2014:

			Net balance receivable (payable)
	Nine months ended September 30,		September 30,	December 31,
($000s)	2015	2014	2015	2014

Key management compensation:
Executive salaries and remuneration (1)	$267	$319	$(152)	$(203)
Severance	-	137	-	(4)
Directors fees	8	16	(36)	(198)
Share-based payments	75	140	-	-
	$350	$612	$(188)	$(405)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$40	$97	$(178)	$(172)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (3)	$(30)	$(79)	$(114)	$(141)

________________

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2)	Includes legal fees which are included in share issuance expenses and corporate development.

(3)	The companies include Aztec and Endeavour Silver Corp. which share certain common director(s).

Amounts which are incurred to related parties are in the normal course of business. The Company shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to the Company are on a full cost recovery basis. Any balances due to related parties are payable on demand.

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $55,000.

The closing of the Share Purchase Agreement resulted in Marlin becoming an Insider of the Company by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015. Item 1.2 provides further details.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

1.10 Third Quarter

Items 1.2, 1.4, 1.5, 1.6 and 1.7 provide further details for the third quarter of fiscal 2015.

1.11 Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12 Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of promissory notes receivable, mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder's fees warrants issued; recoverability of receivables and the long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method.Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13 Changes in Accounting Policies including Initial Adoption

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f) of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2015 and in Note 2(f) of the audited consolidated financial statements for the year ended December 31, 2014.

The new accounting standards which were effective for the interim reporting periods beginning on or after January 1, 2015 have no material impact to the Company's unaudited condensed consolidated interim financial statements.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

1.14 Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-	cash as financial assets at fair value through profit or loss ("FVTPL"),

-	marketable securities and long term investments as available-for-sale ("AFS") financial assets,

-	receivables and promissory notes receivable as loans and receivables,

-	accounts payable and accrued liabilities and notes payable as other financial liabilities, and

-	derivative liability for warrants as derivative financial liabilities.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company's receivables, promissory note receivable, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market. There is no separately quoted market value for the Company's investment in the shares of Aztec, and the fair value cannot be reliably determined. Therefore they were recorded at cost in 2012 and written down to a nominal value of CAD$100 in 2013 due to the lack of liquidity in the stock.In October 2014, the Company received 358,000 shares from Aztec in settlement of debt owed to the Company which the Company had written off in 2013. All gains and losses are included in operations in the period in which they arise.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties and goods and services tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at September 30, 2015, the Company had a working capital deficiency of $83,000 (December 31, 2014 - $156,000). The Company will require additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2015.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

The Company's mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company and the values of its assets and liabilities as its unaudited condensed consolidated interim financial statements are stated in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	September 30,	December 31,
($000s)	2015	2014
	(Held in CAD$)

Cash	$303	$643
Accounts receivable	3	10
Accounts payable and accrued liabilities	(660)	(799)

Net assets (liabilities)	$(354)	$(146)

Based upon the above net exposure as at September 30, 2015 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $35,400 (December 31, 2014 - $14,600) in the cumulative translation adjustment in the Company's shareholders' equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company's other price risk includes equity price risk, whereby the Company's investment in marketable securities is subject to market price fluctuations. The Company held no marketable securities at December 31, 2014 and September 30, 2015.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company's annual information form; and

(c)

is also provided in the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2015 and audited consolidated financial statements for the years ended December 31, 2014 and 2013.

1.15.2 Outstanding Share Data

The Company's authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company's share capital for the nine months ended September 30, 2015 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2014	157,436,305	$62,912
Issued:
Private placement, net of share issue costs	11,498,886	448
Shares-for-debt settlement	2,018,700	106
Balance at September 30, 2015	170,953,891	$63,466

On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016; on August 28, 2015, the expiry date for 8.45 million warrants were extended to July 31, 2017. Finder's fees of CAD$22,500 were paid for the private placement.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid CAD$66,170 in cash and issued 661,718 in warrants as finders' fees. On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid CAD$6,070 in cash and issued 60,725 in warrants as finders' fees. The finders' fee warrants have the same terms as the underlying warrants in the unit private placement. On August 28, 2015, the expiry dates for 10.1 million warrants were extended by 18 months of their original expiry dates.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

On July 9, 2014, the Company closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016.

On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders' fees. The finders' fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018. Item 1.2 provides further details.

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of salaries owed to certain officers and fees owed to directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $55,000.

At November 10, 2015, there were 191,620,557 common shares issued and outstanding.

At September 30, 2015, the Company had outstanding stock options to purchase an aggregate 5,990,000 common shares as follows:

	September 30, 2015
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	10,130,000	$0.10
Forfeited	(225,000)	$0.11
Cancelled or expired	(3,915,000)	$0.12
Outstanding balance, end of period	5,990,000	$0.09

Exercise price range (CAD$)	$0.05 - $0.145

At September 30, 2015, 5,990,000 stock options were outstanding of which 4,305,000 stock options were exercisable.

In May 2015, certain directors and officers of the Company cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates ranging from September 2015 to June 2017.

At November 10, 2015, stock options for 5,990,000 common shares remain outstanding of which 4,305,000 stock options are exercisable.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

At September 30, 2015, the Company had outstanding warrants as follows:

Exercise Prices (CAD$)	Expiry Dates	Outstanding at December 31, 2014	Issued	Exercised	Expired	Outstanding at September 30, 2015

$0.20	September 28, 2015 (1)	11,300,000	-	-	(11,300,000)	-

$0.20	September 28, 2015 (1), (2)	904,000	-	-	(904,000)	-

$0.20	December 19, 2015 (3)	4,500,000	-	-	-	4,500,000

$0.20	January 11, 2016 (4)	600,000	-	-	-	600,000

$0.20	January 18, 2016 (5)	1,000,000	-	-	-	1,000,000

$0.10	January 31, 2016	550,000	-	-	-	550,000

$0.10	July 31, 2017 (8)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (8)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (6), (8)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (8)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (7), (8)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

$0.08	September 21, 2018	-	5,749,443	-	-	5,749,443

$0.08	September 21, 2018 (9)	-	594,844	-	-	594,844

		40,335,498	6,344,287	-	(12,204,000)	34,475,785

_________________

(1)

These warrants were subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company had the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. These warrants expired unexercised.

(2)

As these warrants were agent's warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%. These warrants expired unexercised.

(3)

These warrants are subject to an accelerated expiry whereby if after April 20, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

(4)

These warrants are subject to an accelerated expiry whereby if after May 12, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(5)

These warrants are subject to an accelerated expiry whereby if after May 19, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(6)

As these warrants are agent's warrants, a fair value of $43,120 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent's warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(7)

As these warrants are agent's warrants, a fair value of $3,335 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent's warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(8)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(9)

As these warrants are agent's warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

At November 10, 2015 warrants for 35,309,118 common shares remain outstanding.

1.16 Outlook

The Company will continue to depend upon equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the 2015 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

1.17 Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company's mineral property interests may therefore depend on the Company's joint venture partners and on the Company's ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company's New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company's mineral property interests can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral property interests.

The acquisition of title to mineral properties is a very detailed and time consuming process. Title to any of the Company's mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company's property interests. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company's properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company's properties may be located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral property interests.

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company's property and related contracts may be denominated in U.S. dollars. The Company's operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company's future profitability or ability to pay dividends.

Third Party Reliance

The Company's rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company's shares will continue to be volatile. Therefore, investors could suffer significant losses if the Company's shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company's shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At September 30, 2015, the Company had 170,953,891 common shares and 5,990,000 outstanding share purchase options and 34,475,785 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company's shares. At September 30, 2015, securities that could be dilutive represented approximately 23.7% of the Company's issued shares. Certain of these dilutive securities were exercisable at prices below the September 30, 2015 closing market price of CAD$0.06 for the Company's shares, which accordingly would result in dilution to existing shareholders.

1.18 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures and internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on its evaluation, management has concluded that disclosure controls and procedures and internal controls over financial reporting were effective as at September 30, 2015, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of the unaudited condensed consolidated interim financial statements. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Management's Discussion and Analysis

For the Three and Nine Months ended September 30, 2015

(expressed in United States dollars)

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting ("ICOFR") or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.

Management concluded that the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2015 fairly present the Company's financial position and its financial performance for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO and CFO completed their evaluation.

Canarc Resource Corp.	Page 27